UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ARCO PLATFORM LIMITED
(Name of Issuer)

Class A Common Stock, par value $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number)

Charles J. Keenan, IV Keenan Capital, LLC 1229 Burlingame Avenue, Suite 201 Burlingame, CA 94010 (650) 344-3334
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 10

1	NAMES OF REPORTING PERSONS
Keenan Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,735,455

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,735,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,735,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.16%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2) The percentage ownership is based on 38,939,254 of Class A Common shares, par value $0.00005 per share (“Class A Shares”) of Arco Platform Limited (the “Issuer”) issued and outstanding on August 8, 2023 as disclosed on the Issuer’s most recent Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2023.

CUSIP No. G04553106	Page 3 of 10

1	NAMES OF REPORTING PERSONS
Keenan Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,735,455

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,735,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,735,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.16%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2) The percentage ownership is based on 38,939,254 of Class A Shares of the Issuer issued and outstanding on August 8, 2023 as disclosed on the Issuer’s most recent Form 6-K filed by the Issuer with the SEC on August 11, 2023.

CUSIP No. G04553106	Page 4 of 10

1	NAMES OF REPORTING PERSONS
Keenan Capital Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,735,455

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,735,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,735,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.16%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2) The percentage ownership is based on 38,939,254 of Class A Shares of the Issuer issued and outstanding on August 8, 2023 as disclosed on the Issuer’s most recent Form 6-K filed by the Issuer with the SEC on August 11, 2023.

CUSIP No. G04553106	Page 5 of 10

1	NAMES OF REPORTING PERSONS
Charles J. Keenan, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,735,455

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,735,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,735,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.16%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2) The percentage ownership is based on 38,939,254 of Class A Shares of the Issuer issued and outstanding on August 8, 2023 as disclosed on the Issuer’s most recent Form 6-K filed by the Issuer with the SEC on August 11, 2023.

CUSIP No. G04553106	Page 6 of 10

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A Common shares, par value $0.00005 per share (“Class A Shares”) of Arco Platform Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Rua Augusta 2840, 9th Floor, Suite 91, Consalacao, Sau Paulo – SP, 01412-100, Brazil.

Item 2.  Identity and Background.

a.
Name: This Schedule 13D is being filed jointly by Keenan Capital, LLC (“Keenan Capital”), Keenan Capital GP, LLC (“KCGP”), Keenan Capital Fund, LP (“KCF”), and Charles J. Keenan, IV (“Mr. Keenan” and together with Keenan Capital, KCGP, and KCF, the “Reporting Persons”).

b.	Residence or Business Address: The address of the principal place of business of each of the Reporting Persons is 1229 Burlingame Avenue, Suite 201 Burlingame, CA 94010.

c.
Occupation: The principal occupation of Mr. Keenan is Manager of Keenan Capital, KCGP, and KCF.  The principal business of Keenan Capital is to provide investment advisory services to KCF. KCF is a pooled investment vehicle managed by Keenan Capital. The principal business of KCGP is acting as the general partner of KCF.

d.	Convictions: During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Civil Judgments: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.
Citizenship: Keenan Capital is a California limited liability company.  KCGP is a Delaware limited liability company. KCF is a Delaware limited partnership. Mr. Keenan is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons originally filed a Schedule 13G on October 30, 2020 (reporting that they acquired beneficial ownership of 1,560,000 of Class A Shares as of October 21, 2020), which was subsequently amended and supplemented by Amendment No. 1 on February 16, 2021 (reporting beneficial ownership of 1,767,320 of Class A Shares), Amendment No. 2 on October 28, 2021 (reporting beneficial ownership of 3,027,558 of Class A Shares), Amendment No. 3 on February 14, 2022 (reporting beneficial ownership of 3,766,954 of Class A Shares), and Amendment No. 4 on February 14, 2023 (reporting beneficial ownership of 4,735,445 of Class A Shares).
The aggregate purchase price of the Class A Shares beneficially owned by the Reporting Persons was approximately $107,558,203, and was funded by contributions of the partners of KCF.  No part of the purchase price was borrowed by any of the Reporting Persons for the purpose of acquiring any of the Class A Shares discussed in this Item 3.
Item 4.  Purpose of Transaction.

On August 10, 2023, the Issuer entered into an agreement and plan of merger, dated August 10, 2023 (the “Merger Agreement”), by and among the Issuer, Achieve Holdings (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and Achieve Merger Sub (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent.

CUSIP No. G04553106	Page 7 of 10

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B and is incorporated herein by reference.
Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent.  In addition, if the Merger is consummated, the Class A Shares will be delisted from the NASDAQ Global Select Market, the Issuers’s obligations to file periodic reports under the Exchange Act will be terminated and the Issuer will be privately held by General Atlantic L.P. (“General Atlantic”), Archery DF Holdings, LP (“Dragoneer Archery”), Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, “the Founders” and collectively with General Atlantic, and Dragoneer Archery, the “Consortium”) and certain other rollover shareholders, including KCF.
Since September 26, 2018, the Reporting Persons have been passive holders of the Class A Shares, and were given the opportunity, along with other shareholders, to roll over their Class A Shares in connection with the Merger Agreement.  Concurrently with the execution of the Merger Agreement, the members of the Consortium, KCF and the other shareholders who agreed to roll over their common shares into the Surviving Company (collectively, the “Supporting Shareholders”) and the beneficial owners listed therein entered into a rollover and support agreement dated as of August 10, 2023 (the “Rollover and Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote all common shares owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger (and against any alternative transaction). In addition, each Supporting Shareholder agreed that (i) the Class A common shares and Class B common shares held by him, her or it will, be contributed to Parent immediately prior to the Effective Time, and (ii) in consideration for such contribution, Parent will issue to each Supporting Shareholder Class A common shares and Class B common shares, respectively, in Parent. The information in this paragraph is qualified in its entirety by reference to the Rollover and Support Agreement, a copy of which is filed as Exhibit C, and which is incorporated herein by reference.
Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent, Merger Sub, and the other Supporting Shareholders pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Supporting Shareholders with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit D, and which is incorporated herein by reference.
Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

Keenan Capital, LLC
Amount beneficially owned:  4,735,455 Class A Shares
Percent of Class:  12.16%

Number of shares as to which Keenan Capital has:
Sole power to vote or to direct the vote:  0
Shared power to vote or to direct the vote:  4,735,455
Sole power to dispose or to direct the disposition of:  0
Shared power to dispose or to direct the disposition of:  4,735,455

CUSIP No. G04553106	Page 8 of 10

Keenan Capital GP, LLC
Amount beneficially owned:  4,735,455 Class A Shares
Percent of Class:  12.16%

Number of shares as to which KCGP has:
Sole power to vote or to direct the vote:  0
Shared power to vote or to direct the vote:  4,735,455
Sole power to dispose or to direct the disposition of:  0
Shared power to dispose or to direct the disposition of:  4,735,455

Keenan Capital Fund, LP
Amount beneficially owned: 4,735,455 Class A Shares
Percent of Class: 12.16%

Number of shares as to which KCFLP has:
Sole power to vote or to direct the vote:  0
Shared power to vote or to direct the vote: 4,735,455
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 4,735,455

Charles J. Keenan, IV
Amount beneficially owned:  4,735,455 Class A Shares
Percent of Class:  12.16%

Number of shares as to which Mr. Keenan has:
Sole power to vote or to direct the vote:  0
Shared power to vote or to direct the vote:  4,735,455
Sole power to dispose or to direct the disposition of:  0
Shared power to dispose or to direct the disposition of:  4,735,455

The percentage ownership of each Reporting Person is based on 38,939,254 of Class A Shares of the Issuer issued and outstanding on August 8, 2023 as disclosed on the Issuer’s most recent Form 6-K filed by the Issuer with the SEC on August 11, 2023.

KCF directly owns 4,735,445 Class A Shares.  KCF is controlled by KCGP, which delegates investment decisions to Keenan Capital.  KCGP may terminate such delegation at any time and retain the voting and dispositive power over the Class A Shares held by KCF.  Accordingly, KCGP may be deemed to be a beneficial owner of such shares.  KCGP disclaims beneficial ownership of the Class A Shares by virtue of the delegation of power to Keenan Capital.

As the Manager of KCF, and pursuant to the delegation by KCGP referenced above, Keenan Capital has the ultimate voting and dispositive power over the Class A Shares held by KCF, making Keenan Capital a beneficial owner of such shares.  As sole owner and Manager of Keenan Capital, as well as the sole owner of KCGP, Mr. Keenan may be deemed to be a beneficial owner of the Class A Shares held by KCF.

None of the Reporting Persons has effected any transaction in Class A Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

By virtue of entering into the Rollover and Support Agreement and the Interim Investors Agreement, the Reporting Persons, General Atlantic and the Founders may be deemed to be members of a “group” with the other Supporting Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims

CUSIP No. G04553106	Page 9 of 10

beneficial ownership of the common shares beneficially owned by any other reporting person(s), General Atlantic, the Founders or the other Supporting Shareholders. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A common shares or Class B common shares of the Issuer that are beneficially owned by any other reporting person(s), General Atlantic, the Founders or the other Supporting Shareholders. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), General Atlantic, the Founders or the other Supporting Shareholders.

Accordingly, based on information provided by the other holders in their public filings, in the aggregate, the Reporting Persons, Dragoneer, General Atlantic, the Founders and the other Supporting Shareholder(s) may be deemed to beneficially own 46,282,969 Class A common shares, comprised of an aggregate of 13,709,703 Class A common shares, 5,172,418 Class A common shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 Class A common shares issuable on conversion of Class B common shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 64.7% of the total number of Class A common shares based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) an aggregate of 32,573,266 Class A common shares issuable on conversion of all the 2028 Convertible Notes and all the Class B common shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement as required by Rule 13d‑1(k)(1) under the Exchange Act.
Exhibit B:	Merger Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer filed with the SEC on Form 6-K on August 11, 2023).
Exhibit C:	Rollover and Support Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 7 to each of the Founder’s Amendments filed on Schedule 13D/A on August 14, 2023).
Exhibit D:	Interim Investors Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 8 to each of the Founder’s Amendments filed on Schedule 13D/A on August 14, 2023).

CUSIP No. G04553106	Page 10 of 10

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: August 18, 2023

Keenan Capital, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital Fund, LP By: Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Individual

/s/ Charles J. Keenan, IV
Charles J. Keenan, IV